Contacts:        Alloy, Inc.:
                                                ------------
                                                Sam Gradess
                                                Chief Financial Officer
                                                212/244-4307

                                                Alloy, Inc. Investor Relations:
                                                -------------------------------
                                                A.J. Goodman
                                                PR21, Inc.
                                                212/299-8888

                                                dELiA*s Corp:
                                                -------------
                                                Evan Guillemin
                                                Chief Operating Officer
                                                212/590-6202

            ALLOY EXTENDS SUBSEQUENT OFFERING PERIOD OF TENDER OFFER
                       FOR DELIA*S TO SEPTEMBER 17, 2003

             Approximately 89.64% of dELiA*s Shares Tendered to Date

NEW YORK, NY - SEPTEMBER 11, 2003 - Alloy, Inc. (Nasdaq:ALOY) and dELiA*s Corp. (Nasdaq:DLIA) today announced that the expiration date of the subsequent offering period for Alloy's tender offer to purchase all the outstanding Class A common stock of dELiA*s, originally set for 5:00 p.m. EDT on Wednesday, September 10, 2003, has been extended to the earlier of (1) the date on which shares of dELiA*s Class A common stock validly tendered and not withdrawn, together with all shares of dELiA*s Class A common stock then owned by Alloy and Dodger Acquisition Corp., the wholly-owned subsidiary of Alloy through which the offer was made, represents at least 90% of dELiA*s outstanding common stock and
(2) 5:00 p.m. EDT on Wednesday, September 17, 2003, unless extended, which will permit the acceptance by Alloy of late tenders. Based upon a preliminary tally by American Stock Transfer & Trust Company, the depositary for the offer, 47,787,578 shares, or approximately 89.64% of dELiA*s outstanding Class A common stock, had been validly tendered by the close of business on September 10, 2003, the originally scheduled expiration date for the subsequent offering period. Class A common stock of dELiA*s validly tendered during the subsequent offering period will be accepted immediately and paid for promptly as it is accepted. Holders who validly tender during the subsequent offering period will receive the same offer price of $0.928 net per share, in cash, paid to holders who tendered during the original offering period. Pursuant to Rule 14d-7(a)(2) under the Securities Exchange Act of 1934, no withdrawal rights will apply during the subsequent offering period.

ABOUT ALLOY

Alloy, Inc. is a media, marketing services and direct marketing company targeting Generation Y, a key demographic segment comprising the more than 60 million boys and girls in the United States between the ages of 10 and 24. Alloy's convergent media model uses a wide range of media assets to reach more than 25 million Generation Y consumers each month. Through Alloy's 360 Youth media and marketing services unit, marketers can connect with the Generation Y audience through a host of advertising and marketing programs incorporating Alloy's media and marketing assets such as direct mail catalogs, magazines, college and high school newspapers, Web sites, school-based media boards, college guides, and sponsored on- and off-campus events. Alloy generates revenue from its broad reach in the Generation Y community by providing marketers advertising and marketing services through 360 Youth and by selling apparel, accessories, footwear, room furnishings and action sports equipment directly to the youth market through catalogs, Web sites and magazines. For further information regarding Alloy, please visit our Web site (www.alloyinc.com) and click on the "Corporate" tab. Information on 360 Youth's advertising and marketing services can be found at www.360youth.com.

ABOUT DELIA*S

dELiA*s Corp. is a multi-channel retailer that markets apparel, accessories and home furnishings to teenage girls and young women. The company reaches its customers through the dELiA*s catalog, www.dELiAs.cOm and 63 dELiA*s retail stores.

This  announcement  contains  forward-looking  statements  within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, that are based on current expectations, including statements regarding the timing of the tender offer. These forward-looking statements are based upon management's current beliefs or expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies and third-party approvals, many of which are beyond our control. The satisfaction of the other conditions specified in the acquisition agreement between the parties, among others, remains a condition to completing the tender offer and could cause actual results and timing of the tender offer to differ materially from those described in the forward-looking statements.

This press release is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of dELiA*s. dELiA*s stockholders are advised to read the tender offer statement on Schedule TO filed with the Securities and Exchange Commission by Alloy and the solicitation/recommendation statement on Schedule 14D-9 filed by dELiA*s, regarding the tender offer. The tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement contain important information which should be read carefully before any decision is made with respect to the tender offer. dELiA*s stockholders may obtain a free copy of the tender offer statement and the solicitation/recommendation statement when they are available and copies of other documents filed by Alloy and dELiA*s with the SEC at the SEC's Web site at http://www.sec.gov/. The tender offer statement and the solicitation/recommendation statement and all related documents may also be obtained by dELiA*s stockholders without cost to them from Alloy or dELiA*s, by directing a request to Alloy, Inc., Investor Relations, 151 W. 26th Street, 11th Floor, New York, New York 10001 (tel: 212-244-4307) or to dELiA*s Corp., Investor Relations, 435 Hudson Street, New York, New York 10014 (tel:
212-807-9060).

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